UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Changes in Executive Officers

On January 22, 2017 and January 23, 2017, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) that there have been changes to the Company’s executive officers.

As previously reported, Mr. Dor J. Segal has been appointed Chief Executive Officer, replacing Ms. Rachel Lavine, effective as of January 20, 2017 (which appointment was previously reported to be effective as of February 1, 2017).

Mr. Segal’s biographical information is set forth below:

Dor J. Segal has served as a director of the Company since 1995 and as the Executive Vice Chairman of the Company’s Board of Directors since 2008 (the Company reported that, effective as of January 23, 2017, Mr. Segal’s title is Vice Chairman of the Company’s Board of Directors). In addition, from 1998 until 2008, Mr. Segal served as Chief Executive Officer of the Company. From 2000 until 2015, Mr. Segal served as Chief Executive Officer, President, and Vice Chairman of the Board of Directors of First Capital Realty Inc. (“First Capital”) (TSX: FCR), the Company’s Canadian public subsidiary, and currently serves as Chairman of the Board of Directors of First Capital. In addition, Mr. Segal serves as Vice Chairman of the Board of Directors of Equity One, Inc. (NYSE: EQY), the Company’s U.S. public subsidiary (which is expected to be acquired by Regency Centers Corporation, as previously reported). Since 2016, Mr. Segal has served as Deputy Chairman of the Board of Directors of Citycon Oyj (“Citycon”) (HEL: CTY1S), the Company’s Finnish public subsidiary, and previously served as a director of Citycon from 2004 until 2012. Mr. Segal also serves as CEO and Vice Chairman of Norstar Holdings Inc. (TLV: NSTR), the Company's largest shareholder, and serves in various other positions in the Company’s, and Norstar Holdings Inc.’s privately held subsidiaries.

In addition to the appointment of Mr. Segal as Chief Executive Officer of the Company, Mr. Adi Jemini, the Company’s Chief Financial Officer since January 2016, has been appointed, effective as of January 1, 2017, Executive Vice President and Chief Financial Officer of the Company.

In addition to the above-described changes to the Company’s executive officers, Mr. Liad Barzilai concluded his service as the Company’s Chief Investment Officer, effective December 20, 2016.

Equity Grant (Including Exchange) to Executive Vice President and Chief Financial Officer

On January 24, 2017, the Company reported to the TASE and ISA that it will grant (including through the exchange of existing securities) certain equity compensation to Mr. Jemini, the Company’s Executive Vice President and Chief Financial Officer. The grant, which is exempt from registration under the U.S., Canadian and Israeli securities laws as a private placement, has been made pursuant to the Company's amended Executive Compensation Policy which provides for executive compensation to be based, in part, on the undertaking of the executives to hold equity interest in the Company to better align the interests of the Company’s executive officers and its shareholders.

Under the terms of the grant, Mr. Jemini will surrender to the Company a total of 36,325 Performance Share Units (“PSUs”), and in exchange, Mr. Jemini will receive 11,463 Restricted Stock Units (“Initial RSUs”), representing the right to acquire 11,463 Ordinary Shares of the Company, with a grant date of November 21, 2016. The Initial RSUs will vest in three equal tranches over a three year period commencing as of the elapse of one year from the grant date (November 21, 2017). In addition, in connection with Mr. Jemini's appointment as Executive Vice President and Chief Financial Officer of the Company and the entry into a new employment agreement with the Company effective as of January 1, 2017 ("Employment Agreement Date"), Mr. Jemini will receive: (i) options to purchase an additional 60,848 Ordinary Shares of the Company with an exercise price of NIS 33.714 per share (“Options”); and (ii) an additional 11,473 RSUs, representing the right to acquire an additional 11,473 Ordinary Shares of the Company (the "Additional RSUs" and together with the Initial RSUs, the "RSUs"). The RSUs are subject to payment of the par value price per share (NIS 1.00) upon vesting. Under the terms of the grant, the Additional RSUs and the Options will vest in three equal tranches over a three year period commencing as of the elapse of one year from the Employment Agreement Date (January 1, 2018). The Options will expire four years from the Employment Agreement Date (January 1, 2021). The Options, the RSUs and the Ordinary Shares underlying such securities are subject to the terms of the Company’s 2011 Share Incentive Plan.

2

The grant of the RSUs and Options is subject to obtaining the approval of the TASE to list the Ordinary Shares to be issued upon exercise of such securities. The number of Ordinary Shares underlying the Options (including the exercise price of the Options) and RSUs are subject to customary adjustments due to stock splits, dividends, and similar adjustment events to the Company’s share capital, as well as in the event of a merger, reorganization or similar event.

Changes in Outstanding Number of Securities

On January 24, 2017, the Company reported to the TASE and ISA changes in the number of its outstanding securities as of December 20, 2016, as follows: (i) a decrease in the number of outstanding options to purchase Ordinary Shares by 121,363 (reduced from 1,375,336 to 1,253,973 options), which options expired due to the departure of two employees ; (ii) a decrease in the number of outstanding RSUs by 7,903 (from 51,471 to 43,568) which RSUs expired due to Mr. Barzilai's departure; and (iii) a decrease in the number of outstanding PSUs by 38,836 (from 289,194 to 250,358) which PSUs expired due to Mr. Barzilai's departure.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: January 25, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

4